Filed by Cantor Equity Partners, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners, Inc.

Commission File No. 001-42250

Date: April 30, 2025

As previously disclosed, on April 22, 2025, Cantor Equity Partners, Inc. (the “Company”) and Twenty One Capital, Inc., a Texas corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Twenty One Merger Sub D, a Cayman Islands exempted company, Twenty One Assets, LLC, a Delaware limited liability company, Tether Investments, S.A. de C.V., an El Salvador Sociedad anónima de capital variable, iFinex, Inc., a British Virgin Islands company, and solely for the purposes of certain provisions in the Business Combination Agreement, Stellar Beacon LLC, a Delaware limited liability company.

On April 23, 2025, Jack Mallers, Co-Founder and Chief Executive Officer of Pubco recorded and posted a video message to employees of Zap Solutions, Inc. dba Strike (“Strike”), of which Mr. Mallers serves as the Founder & CEO.

On April 29, 2025, Mr. Mallers conducted a Bloomberg interview and discussed the launching of Pubco.

Jack Mallers Video Transcription: Internal Message to Strike Employees (4/23/25)

Jack Mallers: All right. Good morning. Strike! Listen, guys, I got a really big announcement, all right? I’m gonna need your undivided attention. If you wouldn’t mind closing out a slack for a second and just sitting here with me for the next five minutes on this video, okay? It’s a good announcement. I. Listen, I don’t want to scare you. I don’t want to overwhelm you too much, but it’s big. Okay? I’ve co-founded, and as of today, I’m the CEO of an entirely new and separate company. I firstly want to assure you guys I remain the founder, the CEO, the largest shareholder, the controller of the board of Strike. None of that changes. Nor, I mean, to be quite frank, do I plan on any of that ever changing? Okay, I am the leader of this company. What does change? Okay, today I go from being the CEO of one Bitcoin company in strike to being the CEO of two Bitcoin companies. Okay, I co-founded a new business with tether. It’s called Twenty One. There is a significant but minority stake owned by SoftBank Group. And we partnered with Cantor Fitzgerald to take the company public. Okay. The vision for Twenty One is very simple. We want to be the most efficient Bitcoin vehicle in the US capital markets. We want to deliver the US public markets a pure designed Bitcoin business. And my job as a CEO of Twenty One is to grow our Bitcoin per share.

As of talking to you guys, Twenty One already owns a significant amount of Bitcoin. We’ve acquired 31,500 Bitcoin as of talking to you right now. And we plan to own 42,000 at closing. Okay. Now why? What’s going on, Jack? Listen, guys, the truth is the purpose of my life. And I feel the mission of me being here on this earth with you is to help give Bitcoin the chance I believe it deserves to change the world in the direction that I believe is best. That’s the truth at the end of the day, from the highest level possible. I think this is good for Bitcoin. And I fundamentally believe if Bitcoin wins, we all win. If Bitcoin wins, strike wins. If Bitcoin wins Twenty One wins. If Bitcoin wins, humanity wins. If Bitcoin wins, my great great great great granddaughter wins. And I believe Twenty One is good for Bitcoin and therefore good for strike. Okay. None of my day to day changes. For the last almost 13 years of my life I’ve woken up. I’ve worked on bitcoin, I’ve tried to push it forward, I’ve gone to bed sometimes I’ve done that as an open source contributor. Sometimes I’ve done that as the CEO of strike. Right. All that changes for me is I have a company and I’m the CEO of Bitcoin Financial Services in Strike. We’re going to continue to build amazing products continue to grow, continue to increase our profits.

Continue to change the world. And now I’m the CEO of Twenty One, where we’re going to hopefully enter the US public markets and give the capital markets what we believe is an efficient, attractive vehicle for Bitcoin exposure. That’s all that changes. And again I believe this is good for Bitcoin. This is good for all. Okay. I also want to say and comment on like you guys and my team are the reason I can create these type of opportunities for bitcoin right? I’ve talked frequently and often about our internal strategy of we’re at our best when I’m able to face externally, face the outside world, try and create magic for us, create opportunities for the world, carve a path for you all to walk behind. And thanks to, I mean think like [***] becoming our president, wanting owning our finance division. [***] stepping into the general counsel role. I mean, [***] absolutely killing it. Leading the engineering department of a global bitcoin financial services firm. [***]’s been my best friend for as long as I can remember. I don’t know where I would be without him, but none of this would be possible without him. And then for the rest of you guys, my team and the whole company, we’ve built such an amazing company. We’ve never been stronger. We’ve never been better. We have changed the world. We’re going to continue to change the world.

And it’s because of you guys that I can then turn around, look outward and do what I do best, which is work for Bitcoin, push this technology and this asset class further and farther, and just try and be a small part in what I think is one of the most pivotal and important stories in our species history. That’s the truth. That’s the truth. We’re doing it all together. No strike in part is here to make Bitcoin successful, help our customers help the world through this technology. And I’m doing the same at Twenty One. Okay, so with all that being said I’m sure you guys have a lot of questions and I want to answer them. Listen, you know, funny story. My lawyers were like, you have to write. If you’re going to talk to your employees, you’re going to have to write it this way. You’re going to have to do it this way. And I said, no, no. Sorry, guys. You don’t understand how we roll. You don’t understand how I roll. I’m about transparency, about being real. I’m gonna record a video on my iPhone, and I’m gonna post it in slack to my people. And that’s what this is. And I’ve instructed [***] to work with [***] and [***] to set up a town hall where I’m going to get in front of you guys. And I encourage you to just be honest, be transparent, be whatever you’re feeling and whatever questions you have, whatever curiosities, comments, anger, whatever, or hopeful excitement.

And for me, this is this is a lot of good. This is great for Bitcoin, which means it’s great for strike. And I’m gonna sit in front of you guys and be able to answer anything you want okay. But again I understand this is probably overwhelming. Probably not what you were expecting when you woke up this morning. But I fundamentally believe it’s a great thing, and we’re going to continue to be the leader in Bitcoin financial services globally. I’m going to lead Twenty One to hopefully be a very attractive vehicle for the public US markets when it comes to Bitcoin. And Bitcoin is going to continue to march on TikTok next block every ten minutes or so and change the world. Okay, so with that, I’m out here in New York. And, uh, I think I’m off to do some TV. Um, you know, I’m recording this just right before when I’m allowed to tell you guys. So once again, um, I wouldn’t be here without you guys. Like, I can get emotional. Just all that. You know, I’ve been through with a lot of you. The ups and downs and just the company that we’ve all built together. I couldn’t be more proud. And I just couldn’t be more thankful that you guys enable me to do both. What I think I’m the best in the world at. But more importantly, you know what I think is my life’s purpose. And that is, uh, to help push Bitcoin forward, and it wouldn’t be possible without you guys. Um, so I’ll always be the CEO of strike. At least that’s my plan. You know, I can’t make promises. I’m sure lawyers wouldn’t like that, but that’s my plan. And, uh, none of that changes. I continue to lead this business. I asked [***] or [***] or anyone. You know. I still bother him every single day. Every single second, every single minute. Um, so, anyway, this is Dragon. Um, our relationship that we’ve built, um, from founder to employees, means the world to me. And, uh, I hope to make you guys proud. So we’ll talk on the town hall. Please. No questions. Off limits. You guys know how I roll. Seriously? Can’t hurt my feelings. And I really rely on you guys to ask the tough questions and build the culture around here. Uh, and push the business forward. It’s our company. It’s not mine. Okay. So I’ll see you guys on the big screen. Um, all this news is probably coming any second now. I didn’t want you guys reading a press release without hearing from me, at least digitally. So much love, I appreciate you. Um, I’ll talk to you on slack.

Jack Mallers Video Transcript: Bloomberg Crypto (4/29/25)

Tim: Cantor Fitzgerald and Softbank have teamed up to create Twenty One Capital. It will accumulate Bitcoin in a similar fashion to that of Michael Saylor’s strategy, with plans to launch more than 42,000 Bitcoin worth about $4 billion. Jack Mallers will serve as CEO and he joins us now. Jack, good to see you. thanks for joining us today. How exactly is the strategy at your firm going to be different than what Michael Saylor has done over at Strategy?

Jack Mallers: yeah, good to see you too. Thanks for having me. I would say the hole in the market, or the opportunity, rather, that we’ve identified is to be a pure play Bitcoin business. We want to be the ultimate vehicle for the capital markets to participate in Bitcoin. And so that’s not only accessing the capital markets to raise Bitcoin denominated capital and grow something like Bitcoin per share through fundraising, but also building business lines and business models. Tether and myself co-founding the business as partners, we have a lot of experience and success in our other business ventures in finding high margin, high growth entities. We hadn’t seen anyone that was using access to the capital markets, access to a massive Bitcoin balance sheet, extend the opportunity beyond just Bitcoin. we are a Bitcoin business at our core, in our name, on our board, at our leadership. We build Bitcoin products, focused on cash flow, and an act to accumulate Bitcoin through fundraising and grow our Bitcoin per share. We are as pure play of Bitcoin opportunity in the capital markets as we think exists. And that is what sets us apart from everyone.

Sonali: one question i have about this, and comparing it to Strategy, I’m sure you’ve been getting that a lot over the last week, you mentioned capital markets. How far does that go? Would you raise a lot of debt, do other things in terms of capital raising to acquire the Bitcoin? What types of folks are you in talks with for that?

Jack Mallers: everybody. Listen, my goal as the CEO of this business, and my mandate and message to our shareholders, hypothetical in my intent, to grow your Bitcoin per share. What makes Twenty One extremely unique is that we’re an operating business. When you’re investing in the business and buying a share of the company, you’re investing in leadership. Folks like myself. To go out and work for you. And what that work results in is let’s say in a hypothetical sense we have 0.05 Bitcoin per share. That’s the amount of Bitcoin on our balance sheet representative of a share in the business. Our goal and our intent is to grow that to 0.06 Bitcoin per share. So it’s a vehicle in the capital markets where a dollar into and operating business like Twenty One goes further than a dollar into an ETF like IBIT, because you’re investing in a company that’s going to execute, and what I’m executing is the Bitcoin per share metric. Any opportunity, whether it’s a product we can launch in the market, whether it’s a relationship we can build as partners, whether it’s capital market access and that’s the fixed income market nice I am dedicated and sold on growing Bitcoin per share for the capital markets. That’s my job and my commitment.

Sonali: good thing you’re on Bloomberg. I assure you, they are listening. But let me also -- >> hello, bankers!

Sonali: yeah, they’re out there. Beyond that, you have been able to look at all the ways to think about Bitcoin, particularly through payments. One question i have is, when stable coin legislation really takes off here in the United States, stable coin then becomes another way to transact in a very efficient and very low-cost way. I’ve seen payments via stable coin networks close to zero? A lot of cases. What’s the point of transacting over Bitcoin if you can just do a stable coin?

Jack Mallers: well, Bitcoin and stable coin carry tremendously different properties. Bitcoin is censorship-resistant. It’s neutral. It has no controlling entity, controlling government, controlling bank. That’s not true for stable coins. And so we view Bitcoin as a neutral reserve payments protocol. It’s like a public utility for the world. No one can stop you from using it. No one can negate access to it. Stable coins are entirely different, and serving a different market and customer. A lot of the stable coin users around the world, the stable coin like Tether is competing with their local fiat currencies, not necessarily with Bitcoin. These customers own Bitcoin and Tether. We think of them as two entirely products, serving two use cases. But most importantly, they have different properties. We believe Bitcoin serves to the world an open value transfer protocol, and that’s not true for any stable coin that can exist, because at the end of the day the representatives of a nation state currency, no matter what stablecoin it is.

Sonali: Jack gonna have to leave it there. But always good to see you. Thanks for joining us on Bloomberg Crypto. That’s Twenty One capital CEO Jack Mallers. Well coming up, Franklin Templeton’s Sandy call, speaking of stablecoins, says banks will soon issue their own stablecoins. We’re to discuss without her right after this. This is Bloomberg.

On April 30, 2025, Mr. Mallers made the following communications re above Bloomberg interview on his X account.

Jack Mallers
@jackmallers

Twenty One is a Bitcoin-native company with #Bitcoin at its center.

Our goal? Be the ultimate vehicle for capital markets to participate in #Bitcoin.

We don't just stack. We build. We grow.

The mission: grow BTC per share.

This is the future of capital markets.

1:19

12:08 PM · Apr 30, 2025 · **24.7K** Views

75 93 633 41

Jack Mallers
@jackmallers

Check out the full interview with @crypto where we talk Twenty One and what makes us unique in the world of capital markets and #Bitcoin

Thanks for having me @sonalibasak @timsteno!

> **Bloomberg TV** @BloombergTV · 23h
>
> Twenty One Co-Founder and CEO Jack Mallers says "we are as pure play a bitcoin opportunity in the capital markets as we think exists." He speaks with Sonali Basak and Tim Stenovec on "Bloomberg Crypto" bloom.bg/3Scwl1z

4:29

12:08 PM · Apr 30, 2025 · **22.6K** Views

4 8 78 21

Additional Information and Where to Find It

Pubco and the Company intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of the Company and a prospectus (the “Proxy Statement/Prospectus”) in connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of the Company as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. The Company and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions or the concurrent private purchases of convertible notes (the “Convertible Notes”) and Class A ordinary shares by certain investors (the “PIPE Investments”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF THE COMPANY AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE COMPANY’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by the Company and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Twenty One Capital, Inc., via email at info@xxi.money, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and the Class A ordinary shares of the Company to be issued in the PIPE Investment have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

The Company, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of the Company’s securities are, or will be, contained in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the Company’s shareholders in connection with the Proposed Transactions, including the names and interests of Pubco’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco and the Company with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving Pubco and the Company, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Pubco, the Company and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions , the assets held by Pubco, the price and volatility of Bitcoin, Bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, Pubco’s listing on any securities exchange, the macro and political conditions surrounding Bitcoin, the planned business strategy including Pubco’s ability to develop a corporate architecture capable of supporting financial products built with and on Bitcoin and future innovations that will replace legacy financial tools with Bitcoin-aligned alternatives, Pubco’s ability to grow its Bitcoin per share, and Bitcoin return rate, Pubco’s ability to build Bitcoin financial services and build on top of Bitcoin with high-margin, high-growth cash flow opportunities, Pubco’s ability to give its shareholders Bitcoin exposure to participate in Bitcoin in the capital markets plans and use of proceeds as well as any potential future capital raises, objectives of management for future operations of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions, and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; the risk that the Proposed Transactions may not be completed by the Company’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of the Company’s shareholders, or either of the PIPE Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the Company’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of the Company or the shares of Class A common stock of Pubco; the lack of a third-party fairness opinion in determining whether or not to pursue the Proposed Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; the risks that growing Pubco’s learning programs and educational content could be difficult; challenges in implementing Pubco’s business plan including Bitcoin-related financial and advisory services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A common stock will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s Class A common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, the Company or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that Pubco and/or the Company filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of the Company dated as of August 12, 2024 and filed by the Company with the SEC on August 13, 2024, the Company’s Quarterly Reports on Form 10-Q, the Company’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and the Company and the Proxy Statement/Prospectus contained therein, and other documents filed by the Company and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither the Company nor Pubco presently know or that the Company and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of the Company and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Pubco gives any assurance that either the Company or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Pubco or any other person that the events or circumstances described in such statement are material.